22

07026192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold & Silver Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 04000 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/23/07

82-4000

RECEIVED
2007 AUG 2? A 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-06

BALLAD GOLD & SILVER LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver	Robert J. Burkart Inc.	James F. Carr-Hilton Ltd.	Alvin F. Dale Ltd.
	Reginald J. LaBonte Ltd.	Robert J. Matheson Inc.	Rakesh I. Patel Inc.
South Surrey	Hardy Baxter Inc.	Michael K. Braun Inc.	Rick Carabetta Inc.
	Peter J. Donaldson Inc.		
Port Coquitlam	Wilfred A. Jacobson Inc.	Brian A. Shaw Inc.	Anthony L. Soda Inc.
	Fraser G. Ross Ltd.		

AUDITORS' REPORT

To the Shareholders of Ballad Gold & Silver Ltd.:

We have audited the consolidated balance sheets of Ballad Gold & Silver Ltd. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DMCL"

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 19, 2007

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver	Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey	Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam	P.O. Box 217, Suite 700, 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

		December 31, 2006		December 31, 2005
ASSETS				
Current				
Cash	$	20,359	$	7,875
Amounts receivable		22,741		15,185
Prepaid expenses		2,708		-
		45,808		23,060
Equipment – (Note 3)		10,482		13,793
Mineral properties – (Note 4)		1		639,214
	$	56,291	$	676,067
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	598,408	$	701,451
Due to related parties (Note 6)		491,441		427,809
Taxes payable (Note 7)		18,517		-
Liability to issue shares (Note 5)		260,759		-
		1,369,125		1,129,260
SHAREHOLDERS' DEFICIENCY				
Share capital – (Note 5)		13,302,133		12,981,633
Share subscriptions (Note 5)		-		23,824
Contributed surplus (Note 5)		1,475,494		1,146,867
Deficit		(16,090,461)		(14,605,517)
		(1,312,834)		(453,193)
	$	56,291	$	676,067

Nature and Continuance of Operations – (Note 1)
Commitments – (Notes 4)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the year ended December 31, 2006	For the year ended December 31, 2005
General and administrative expenses		
Amortization	$ 3,311	$ 4,434
Consulting fees	14,560	15,606
Filing fees	14,842	9,224
Interest – (Note 6)	42,798	41,841
Management fees – (Note 6)	96,000	118,500
Office and miscellaneous	41,694	62,427
Professional fees	57,384	124,432
Rent	37,200	37,200
Taxes on flow-through shares (Note 7)	18,517	-
Shareholder communications	48,848	82,122
Stock based compensation (Note 5)	328,627	-
Transfer agent	3,963	4,851
Travel and promotion	33,241	17,522
Loss before other items	(740,985)	(518,159)
Other item:		
Write-off of mineral properties (Note 4)	(743,959)	(355,283)
Loss before taxes	(1,484,944)	(873,442)
Future income tax recovery (Note 7)	-	47,875
Net loss	(1,484,944)	(825,567)
Deficit, beginning of year	(14,605,517)	(13,779,950)
Deficit, end of year	$ (16,090,461)	$ (14,605,517)
Basic and diluted loss per share	$ (0.06)	$ (0.04)
Weighted average number of shares outstanding	23,815,139	19,853,913

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2006	For the year ended December 31, 2005
Operating Activities		
Net loss	$ (1,484,944)	$ (825,567)
Add (deduct) items not affecting cash:		
Amortization	3,311	4,433
Stock based compensation	328,627	-
Future income tax recovery	-	(47,875)
Write-off of mineral properties	743,959	355,283
Accrued and unpaid interest	42,798	41,595
Accrued and unpaid management fees	96,000	118,500
	(270,249)	(353,631)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(7,556)	6,722
Prepaid expenses	(2,708)	-
Accounts payable and accrued liabilities	(178,209)	327,160
Taxes payable	18,517	-
Liability to issue shares	260,759	-
	(179,446)	(19,749)
Investing Activities		
Proceeds on disposition of marketable securities	-	1,500
Deferred exploration expenditures	(104,746)	(97,207)
	(104,746)	(95,707)
Financing Activities		
Issuance of common shares for cash	296,676	94,000
Share subscriptions	-	23,824
	296,676	117,824
Increase in cash during the year	12,484	2,368
Cash, beginning of year	7,875	5,507
Cash, end of year	$ 20,359	$ 7,875
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ 90	$ 246
Income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1 Nature and Continuance of Operations

The Company is incorporated under the Company Act of British Columbia. The Company's shares are listed for trading on the TSX Venture Exchange ("TSX-V").

The Company is in the development stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. At December 31, 2006, the Company had a working capital deficiency of $1,323,317 (2005 - $1,106,200) and has accumulated losses since inception of $16,090,461. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to fund ongoing losses and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda.(inactive), Ballad Exploration S.A.(inactive), and TVX Minera Del Peru S.A.(inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Note 2 Summary of Significant Accounting Policies – (continued)

(b) Equipment (continued)

Computer equipment	30%
Office equipment	20%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

(c) Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs, including option payments under acquisition agreements, are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

(d) Share Capital - Flow-Through Shares

Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company's operating results as a recovery of future income taxes in the same period of renunciation and filing of applicable tax documents.

Note 2 Summary of Significant Accounting Policies – (continued)

(e) Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date.

Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives for depreciation and amortization, determination of liability for taxes as a result of flow-through renunciation reversals (refer to Note 5), determination of fair value for stock based transactions and mineral rights and allocations of certain administration costs shared by a related group. Financial results as determined by actual events could differ from those estimates.

(g) Basic and Diluted Loss per Share

The Company has adopted the accounting standard of the CICA, Handbook section 3500, relating to the computation and disclosure of earnings (loss) per share. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic income (loss) per share amounts have been presented using the weighted average number of shares outstanding during the respective periods. Diluted income (loss) per share figures are equal to those of basic loss per share for each year since the effects of stock options and warrants have been excluded as they are anti-dilutive to loss per share and had no impact on income (loss) per share.

Note 2 Summary of Significant Accounting Policies – (continued)

(h) Stock-Based Compensation

The Company has adopted the accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding stock-based compensation and other stock-based payments. The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of due to related parties also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company does not use any derivative or hedging instruments.

(j) Future Income Taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian GAAP have not been met.

(k) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company does not generate any revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

Note 2 Summary of Significant Accounting Policies – (continued)

(k) Risk Management (continued)

The Company's functional currency is the Canadian dollar. There is no significant foreign exchange risk to the Company.

Note 3 Equipment

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,104	$ 3,863
Office equipment	17,983	11,364	6,619
	$ 44,950	$ 34,468	$ 10,482

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 21,448	$ 5,519
Office equipment	17,983	9,709	8,274
	$ 44,950	$ 31,157	$ 13,793

Note 4 Mineral Properties

Penascudo Property, Argentina

The Company entered into a letter agreement dated June 11, 2003, as amended by letter agreement dated August 26, 2005, with IMA Exploration Inc.(now Golden Arrow Corporation), whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagenia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work according to the following schedule:

i) US$100,000 on or before October 31, 2004 (incurred);

ii) US$300,000 on or before October 31, 2005 (cumulative), postponed to April 30, 2006 by letter agreement dated August 26, 2005;

iii) US$500,000 on or before October 31, 2006(cumulative);

iv) US$800,000 on or before October 31, 2007(cumulative); and

v) US$1,800,000 on or before October 31, 2008(cumulative);

In addition, the Company is required to:

Note 4 Mineral Properties (continued)

vi) issue 500,000 common shares within 10 days of TSX-V approval (issued);

vii) pay US$300,000 in cash on or before October 31, 2008; and

viii) issue an additional 500,000 common shares of the Company, on or before October 31, 2008.

The Company may increase its interest to 85% by funding a feasibility study the cost of which is not determinable at this time. Upon earning an 85% interest, the Company will be subject to a 1.5% net smelter royalty ("NSR").

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property has been written-down to $1.

The Company is currently negotiating amendments to the letter of agreement with Golden Arrow Corporation to allow it to defer exploration commitments under the letter agreement pending legislative changes.

Mineral Property Cost Schedule

December 31, 2006

	Penascudo Property, Argentina
Balance, beginning of Year	$ 639,214
Deferred Exploration Expenditures	
– geological consulting – Note 6	104,746
	743,960
Less: Write-down of mineral property	(743,959)
Balance, end of year	$ 1

Note 4 Mineral Properties (continued)

December 31, 2005

	TVX Concessions Peru	Penascudo Property, Argentina	Rabbit North, Canada	2005
Balance, beginning of Year	$ 20,768	$ 535,005	$ 317,517	$ 873,290
Deferred Exploration Expenditures				
– concession fees	9,490	28,934	-	38,424
– geological consulting – Note 6	-	66,274	-	66,274
– travel	7,508	9,001	-	16,509
	16,998	104,209	-	121,207
Write-off of mineral properties	(37,766)	-	(317,517)	(355,283)
Balance, end of year	$ -	$ 639,214	$ -	$ 639,214

Note 5 Share Capital

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,931,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)

Note 5 Share Capital (continued)

During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share. A portion of the private placement consisting of 931,111 units (1,862,222 - shares) was issued on a flow-through basis for total proceeds of $209,500. This financing was completed in the year ended December 31, 2005.

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis.

Subsequent to the 2005 year end it was determined that the Company's flow through expenditures were $69,105 less than the $209,500 that was renounced in early 2005. The Company has recorded the future income tax recovery in 2005 applicable to the actual flow through expenditures incurred of $140,395. (Refer to Note 7.)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at December 31, 2006, an additional amount of $260,759 was received towards the subscription for 3,259,488 shares. It is the Company's intention to close this amount in the near future.

Share Purchase Warrants

A summary of the status of the Company's warrants as of December 31, 2006 and 2005, and changes during the years then ended is as follows:

	2006		2005	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,222,222	$ 0.15	10,264,667	$ 0.22
Granted	4,006,250	0.105	2,222,222	0.15
Forfeited/cancelled	-	-	(10,264,667)	0.22
Outstanding, end of year	6,228,472	$ 0.12	2,222,222	$ 0.15

At December 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Note 5 Share Capital (continued)

Share Purchase Warrants (continued)

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.15	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of December 31, 2006 is 0.77 years (2005 - .1.37)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2006 and December 31, 2005 and changes during the years then ended is presented below:

	December 31, 2006		December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	258,853	$0.55	1,788,853	$0.76
Granted	2,078,575	0.25	-	-
Expired/cancelled	(258,853)	0.55	(1,530,000)	0.80
Outstanding and exercisable, end of year	2,078,575	$0.25	258,853	$0.55

The weighted average remaining life of all outstanding stock options is 1.11 years (2005 - .26).

Note 5 Share Capital (continued)

Stock Option Plan (continued)

At December 31, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	$0.25	February 9, 2008

At December 31, 2005, 258,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.55	April 6, 2006

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended December 31, 2006 the Company recorded a non-cash compensation charge of $328,627 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.15 per share.

The fair value of share options for 2006 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.86%	-
Dividend yield	-	-
Expected stock price volatility	94.70%	-
Weighted average expected stock option life	2 years	-

Note 6 Related Party Transactions

During the years ended December 31, 2006 and 2005, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2006	2005
Management fees	$ 96,000	$ 96,000
Interest	33,378	27,059
Legal fees	25,096	20,428
	$ 154,474	$ 143,487

Note 6 Related Party Transactions (continued)

During the year ended December 31, 2006, the Company incurred $24,000 as due to an officer (2005 - $24,000) for geological consulting which is included in resource property costs.

At December 31, 2006, the Company owed $477,009 (2004 - $427,809) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $124,641(2005: $250,663) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the year ended December 31, 2006 was $33,378 (2005: $37,331). The balance of funds due to directors is non-interest bearing.

In addition to the above the Company recorded stock based compensation of $281,309 (2005 - nil) to officers and directors of the Company pursuant to the granting of stock options.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 7 Future Income Tax

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:

	2006	2005
	$	$
Loss before income taxes	(1,484,944)	(873,442)
Corporate tax rate	34.1%	34.1%
Expected tax expense (recovery)	(506,366)	(297,844)
Increase (decrease) resulting from:		
Amounts not deductible for tax	112,062	28,254
Renounced exploration expenditures	-	-
Change in future income tax asset valuation allowance and other	394,304	(221,715)
Future income tax recovery	-	(47,875)

Note 7 Future Income Tax (continued)

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization of available tax loss carry-forwards, a full valuation allowance of 100% has been recorded for the current and prior year.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2016 through 2026. The exploration and development expenses which have not been renounced to investors can be carried forward indefinitely.

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $140,000 of the required $209,500 in required expenditures. As a result of the shortfall in expenditures, the Company is subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at December 31, 2006 has accrued $18,517 in taxes payable.

Note 8 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
December 31, 2006			
Equipment	$ 10,482	$ -	$ 10,482
Mineral properties, including deferred costs	-	-	-
	$ 10,482	$ -	$ 10,482

	Canada	South America	Total
December 31, 2005			
Equipment	$ 13,793	$ -	$ 13,793
Mineral properties, including deferred costs	-	639,214	639,214
	$ 13,793	$ 639,214	$ 653,007

	Canada	South America	Total
December 31, 2006			
Operating loss	$ (740,639)	$ (744,305)	$ (1,484,944)

	Canada	South America	Total
December 31, 2005			
Operating loss	$ (787,801)	$ (37,766)	$ (825,567)

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

BACKGROUND

The following discussion and analysis, prepared as of April 27, 2007, should be read together with the audited consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda.(inactive), Ballad Exploration S.A.(inactive), and TVX Minera Del Peru S.A.(inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2006 and 2005 is prepared as of, and contains disclosure of material changes occurring up to and including, April 27, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("the Company") is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

December 31, 2006	Penascudo Property, Argentina
Balance, beginning of Year	$ 639,214
Deferred Exploration Expenditures – geological consulting – Note 6	104,746
	743,960
Less: Write-down of mineral property	(743,959)
Balance, end of year	$ 1

Mineral Properties – Cont'd.

During fiscal 2005 the Company wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the Phase I Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

The 2004 Phase I Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved.

On April 19, 2006, the Company announced that it continues to work towards a resolution.

During the year ended December 31, 2006 the Company incurred $104,746 in deferred exploration costs.

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property has been written-down to $1.

The Company is currently negotiating amendments to the letter of agreement with Golden Arrow Corporation to allow it to defer exploration commitments under the letter agreement pending legislative changes.

Peruvian Properties

On January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties.

The Company had the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property and the Mina Suyoc Property by completing a feasibility study within 8 years and issuing to each a total of 1,250,000 common shares of the Company over 60 months.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties.

ADONAI COPPER PROPERTY

On March 9, 2006, the Company agreed to an option to acquire the Adonai Copper Property in Peru.

The Adonai Copper Property covers an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

The Company will have the exclusive option to acquire a 75% interest in the Adonai Property by completing $500,000 U.S. in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in instalments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Company will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Company will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 U.S. at any time.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Adonai copper property.

SELECTED FINANCIAL INFORMATION

The following table presents selected audited financial information for the years ended December 31, 2006, 2005, 2004 and 2003:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$
Revenue	-	-	-	-
Net loss	(1,484,944)*	(825,567)**	(553,640)	(1,922,319)
Basic and diluted loss per share	(0.06)	(0.04)	(0.03)	(0.19)
Total assets	56,291	676,067	920,430	874,401

*** includes $743,959 in mineral property written-down during the year.**
**** Includes $355,283 in mineral property written-off in fiscal 2005.**

RESULTS OF OPERATIONS

For the year ended December 31, 2006 the net loss was $1,484,944 or $0.06 per share compared to the net loss of $825,567 or $0.04 per share (79.9% increase) in 2005. The increase in the net loss of $659,377 was primarily due to an increase in mineral properties written down of $388,676 from $355,283 in 2005 to $743,959 during the current year and to an increase in non-cash compensation expense in 2006 of $328,627 (2005: $Nil). The company recorded non-cash compensation expense of $328,627 (2005: $Nil), which represents the estimated fair value of stock options granted during the year ended December 31, 2006. Significant decreases in expenditures were in professional fees of $67,048, office and miscellaneous of $20,733 management fees of $22,500, shareholder communication expenses of $33,274. These decreases were offset by increases in a provision made for taxes on flow-through shares of $18,517, filing fees of $5,618 due to SEDAR and TSX filing fees and travel and promotion of $15,719 due to PDAC attendance and trade shows and a decrease in deferred tax recovery of $47,875 with the balance of the decreases of $2,100 spread over the remainder of the expenses.

For the year ended December 31, 2005 the net loss was $825,567 or $0.04 per share compared to the net loss of $553,640 or $0.03 per share (49.1% increase) in 2004. The increase in the net loss of $271,927 was primarily due to write-off mineral property of $355,283 and to an increase in management fees of $52,500, interest of $25,136, $9,674 in office and miscellaneous, $5,384 in shareholder communication expenses and $4,643 in accounting and audit fees. These increases were offset by the decrease of $31,302 in legal fees, $75,067 in stock-based compensation expenses, $17,395 in travel and promotion, $7,091 in filing fees and a recovery of deferred income taxes of $47,875, with the balance of the increase, $1,963 spread over the remainder of the expenses.

Current Quarter

For the three-months ended December 31, 2006 the net loss was $1,031,218 or $0.04 per share compared to the net loss of $532,509 or $0.02 per share (90.2% increase) in 2005. The increase in the net loss of $498,709 was primarily due to mineral property written-off of $388,676 from $355,283 in 2005 to $743,959 during the current year. Significant decrease in expenditures were in professional fees of $49,386, office and miscellaneous of $9,760 and management fees of $45,000. These decreases were offset by increases in a provision made for part X11.. taxes of $18,517, stock-based compensation expenses of $130,921, shareholder communication expenses of $8,759, travel and promotion of $7,728 and a decrease in deferred tax recovery of $47,875 with the balance of the decreases of $379 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended December 31, 2006, 2005, 2004 and 2003:

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$
Accounting and audit fees	32,288	32,613	27,970	36,049
Increase (decrease) *	(1.00)	16.60	(22.41)	2.47
Amortization	3,311	4,434	4,737	2,757
Increase (decrease) *	(25.35)	(6.40)	71.82	79.84
Consulting fees	14,560	15,606	15,388	52,720
Increase (decrease) *	(6.70)	1.42	(70.81)	73.90
Filing fees	14,842	9,224	16,315	21,167
Increase (decrease) *	60.91	(43.46)	(22.92)	88.70
Interest	42,798	41,841	16,705	69,178
Increase (decrease) *	2.29	150.47	(75.85)	19.30
Legal	25,086	91,819	123,121	105,739
Increase (decrease) *	(72.68)	(25.42)	16.44	0.99
Management fees	96,000	118.500	66.000	66.000
Increase (decrease) *	(18.99)	79.50	-	-
Office and miscellaneous	41,694	62,427	52,753	48.964
Increase (decrease) *	(33.21)	18.34	7.74	141.83
Part XI1.6 taxes	18,517	-	-	-
Increase (decrease) *	100.00	-	-	-
Rent	37,200	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-
Shareholder communications	48,848	82,122	76,738	316,001
Increase (decrease) *	(40.52)	7.01	(75.72)	953.34
Stock based compensation	328,627	-	75,067	1,071,000
Increase (decrease) *	N/A	N/A	(93.00)	N/A
Transfer agent	3,963	4,851	5,229	6,098
Increase (decrease) *	(18.31)	7.23	(14.25)	118.56
Travel and promotion	33,241	17,522	34,917	84,249
Increase (decrease) *	89.71	(49.32)	(58.55)	558.97

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended December 31,							
	2006				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(290,367)	(80,856)	(82,503)	(1,031,218)	(110,245)	(105,160)	(77,653)	(532,509)
Basic/diluted loss per share	(0.01)	(0.01)	(0.00)	(0.04)	(0.01)	(0.01)	(0.00)	(0.01)

The net loss of $290,367 for the quarter ended March 31, 2006, increased compared to the net loss of $110,245 for the first quarter of the previous year which was mainly due to $197,706 stock-based compensation charge recorded by the Company which represented fair value of 2,078,575 share purchase options granted during the quarter. The net loss of $1,012,701 for the quarter ended December 31, 2006, increased significantly compared to the net loss of $532,509 for the fourth quarter of the previous year which was mainly due to mineral property of $743,959 written-off in fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had a working capital deficiency of $1,323,317 (2005: $1,106,200).

Management anticipates raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During fiscal, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

During fiscal 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

During fiscal 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions.

LIQUIDITY AND CAPITAL RESOURCES – CONT'D

As of March 3, 2006 the Company had completed $320,500 of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share.

As at December 31, 2006, an additional $260,759 had been received in subscription shares.

At December 31, 2006, the Company held cash on hand of $20,359 (2005: $7,875), amounts receivable of $22,741(2005: $15,185), prepaid expenses of $2,708 (2005: $Nil) and liabilities totalled $1,369,125 (2005: $1,129,260).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Shares	Accumulated	
	Quantity	Amount	Surplus	Subscribed	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Shares subscribed	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,628	-	-	328,628
Shares subscribed	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)

SHARE CAPITAL - CONT'D

Share Purchase Warrants

A summary of the status of the Company's warrants as of December 31, 2006 and 2005, and changes during the periods then ended is as follows:

	2006		
	Warrants		Weighted Average Exercise Price
Outstanding, December 31, 2005	2,222,222	$	0.150
Granted	4,006,250		0.105
Outstanding, December 31, 2006	6,228,472	$	0.121

At December 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.150	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of December 31, 2006 is 0.77 years (2005 – 1.37)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

SHARE CAPITAL - CONT'D

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2006 and December 31, 2005 and changes during the periods then ended is presented below:

	December 31, 2006		December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	258,853	$0.55	1,788,853	$0.76
Granted	2,078,575	0.25	-	-
Expired/cancelled	(258,853)	(0.55)	(1,530,000)	(0.80)
Outstanding and exercisable, end of year	2,078,575	$0.25	258,853	$0.55

The weighted average remaining life of all outstanding stock options is .58 years (2005 - .26).

At December 31, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	$0.25	February 9, 2008
2,078,575		

SHARE CAPITAL - CONT'D

Stock Option Plan –Cont'd

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended March 31, 2006 the Company recorded a non-cash compensation charge of $328,627 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.15 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.86%	-
Dividend yield	-	-
Expected stock price volatility	94.70%	-
Weighted average expected stock option life	2 years	-

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006 and 2005, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2006	2005
Management fees	$ 96,000	$ 96,000
Interest	33,378	27,059
Legal fees	25,096	20,428
	$ 154,474	$ 143,487

During the year ended December 31, 2006, an officer of the Company and a company controlled by an officer was accrued or paid $24,000 (2005 - $24,000) for geological consulting which is included in resource property costs.

At December 31, 2006, the Company owed $477,009 (2004 - $427,809) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and include approximately $124,641 owing to a company controlled by a director that accrues interest at the rate of 2% per month. (Refer to Note 7)

In addition to the above the Company recorded stock based compensation of $281,309 (2005 - nil) to officers and directors of the Company pursuant to the granting of stock options.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

OUTSTANDING SHARE DATA

As at April 27, 2007 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at April 27, 2007 totalled 24,792,005 shares, granted options to directors and employees totalling 2,078,575 shares at a weighted average exercise price of $0.25 per share and had 6,228,472 warrants outstanding at a weighted average exercise price of $0.121 per share.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4000

BALLAD GOLD & SILVER LTD.

RECEIVED

2007 AUG 22 A 4:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Ballad Gold & Silver Ltd.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 3, 2007

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

82-4000

BALLAD GOLD & SILVER LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Ballad Gold & Silver Ltd.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 3, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

82-4000

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31, 2007	(Audited) December 31, 2006
ASSETS		
Current		
Cash	$ 15,588	$ 20,359
Accounts receivable	21,555	22,741
Prepaid expenses	2,708	2,708
	39,851	45,808
Equipment – (Note 3)	9,912	10,482
Mineral properties	1	1
	$ 49,764	$ 56,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 649,373	$ 598,408
Due to related parties (Note 5)	510,247	491,441
Taxes payable (Note 7)	18,517	18,517
Liability to issue shares (Note 4)	260,759	260,759
	1,438,896	1,369,125
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 4)	13,302,133	13,302,133
Contributed surplus (Note 4)	1,475,494	1,475,494
Deficit	(16,166,759)	(16,090,461)
	(1,389,132)	(1,312,834)
	$ 49,764	$ 56,291

Commitments – (Notes 8)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited – Prepared by Management)

	For the three months ended March 31, 2007	For the three months ended March 31, 2006
Administrative Expenses		
Accounting and audit fees	$ 1,550	$ 1,200
Amortization	570	828
Consulting fees	3,360	3,640
Filing fees	3,750	12,183
Interest – (Note 5)	6,735	9,655
Legal fees – (Note 5)	-	5,526
Management fees – (Note 5)	24,000	24,000
Office and miscellaneous	5,771	5,844
Rent	9,300	9,300
Shareholder communication	10,079	14,250
Stock based compensation (Note 4)	-	197,706
Transfer agent	1,256	1,053
Travel and promotion	9,927	5,182
Net Loss for the period	(76,298)	(290,367)
Deficit, beginning of period	(16,090,461)	(14,605,517)
Deficit, end of period	$ (16,166,759)	$ (14,895,884)
Basic and diluted loss per share	$ (0.003)	$ (0.01)
Weighted average number of shares outstanding	24,792,005	20,875,626

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	For the three months ended March 31, 2007	For the three months ended March 31, 2006
Operating Activities		
Net loss for the year	$ (76,298)	$ (290,367)
Add (deduct) items not affecting cash:		
Amortization	570	828
Stock based compensation	-	197,706
Accrued and unpaid interest	6,687	9,655
Accrued and unpaid management fees	24,000	24,000
	(45,041)	(58,178)
Changes in non-cash working capital items related to operations:		
Amounts receivable	1,186	(2,668)
Prepaid expenses	-	-
Accounts payable and accrued liabilities	39,084	(265,061)
	(4,771)	(325,907)
Investing Activities		
Deferred exploration expenditures	-	(9,750)
	-	(9,750)
Financing Activities		
Issuance of common shares for cash	-	320,500
Share subscriptions	-	12,285
	-	332,785
Increase (decrease) in cash during the year	(4,771)	(2,872)
Cash, beginning of year	20,359	7,875
Cash, end of year	$ 15,588	$ 5,003
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A., and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,343	$ 3,624
Office equipment	17,983	11,695	6,288
	$ 44,950	$ 35,038	$ 9,912

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 21,863	$ 5,104
Office equipment	17,983	10,122	7,861
	$ 44,950	$ 31,985	$ 12,965

Note 4 Share Capital

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Loss for the year	-	-	-	-	(76,298)	(76,298)
Balance, March 31, 2007	24,792,005	13,302,133	1,475,494	-	(16,166,759)	(1,389,132)

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis.

Subsequent to the 2005 year end it was determined that the Company's flow through expenditures were $69,105 less than the $209,500 that was renounced in early 2005. The Company has recorded the future income tax recovery in 2005 applicable to the actual flow through expenditures incurred of $140,395. (Refer to Note 7.)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisting of one common share and one two-year transferable share purchase warrant with each such

Note 4 Share Capital - (cont'd)

warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at December 31, 2006, an additional amount of $260,759 was received towards the subscription for 3,259,488 shares. It is the Company's intention to close this amount in the near future.

Share Purchase Warrants

A summary of the status of the Company's warrants as of March 31, 2007 and 2006, and changes during the periods then ended is as follows:

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006 and March 31, 2007	6,228,472	$ 0.121

At March 31, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.150	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of March 31, 2006 is .70 years (2006 – 1.9)

Subsequent to March 31, 2007, 2,222,222 share purchase warrants at an exercise price of $0.15 expired unexercised.

Note 4 Share Capital - (cont'd)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of March 31, 2007 and March 31, 2006 and changes during the periods then ended is presented below:

	March 31, 2007		March 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	1,788,853	$0.76
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(1,530,000)	(0.80)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,337,428	$0.28

The weighted average remaining life of all outstanding stock options is.86 years (2006 – 1.9).

At March 31, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,337,428		

Note 4 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

At March 31, 2006, 2,337,428 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.55	April 6, 2006
2,078,575	0.25	February 9, 2008
2,337,428		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2007, no stock options were granted. For the three months ended March 31, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

Note 5 Related Party Transactions

During the three months ended March 31, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Management fees	$ 24,000	$ 24,000
Interest	6,687	9,655
Legal	-	5,526
	$ 30,687	$ 39,181

Note 5 Related Party Transactions – (cont'd)

During the three months ended March 31, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $6,000) for geological consulting which is included in resource property costs.

At March 31, 2007, the Company owed $510,247 (2006 - $349,391) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $132,329 (2006: $146,493) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended March 31, 2007 was $6,687 (2006:$10,050). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 6 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
March 31, 2007			
Equipment	$ 9,912	$ -	$ 9,912
Mineral properties, including deferred costs	-	1	1
	$ 9,912	$ 1	$ 9,913

	Canada	South America	Total
March 31, 2006			
Equipment	$ 12,965	$ -	$ 12,965
Mineral properties, including deferred costs	-	648,964	648,964
	$ 12,965	$ 648,964	$ 661,929

	Canada	South America	Total
March 31, 2007			
Net loss	$ (76,298)	$ -	$ (76,298)

	Canada	South America	Total
March 31, 2006			
Net loss	$ (290,367)	$ -	$ (290,367)

Note 7 Taxes payable

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $140,000 of the required $209,500 in required expenditures. As a result of the shortfall in expenditures, the Company is subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at December 31, 2006 has accrued $18,517 in taxes payable.

Note 8 Commitments

The Company has committed to pay the following annual expenses, on a month to month basis, as follows:
(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

BACKGROUND

The following discussion and analysis, prepared as of May 29, 2007, should be read together with the audited consolidated financial statements for the three months ended March 31, 2007 and 2006 and the audited consolidated financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonio which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period ended March 31, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, May 29, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("the Company") is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 the Company wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Mineral Properties – Cont'd.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- <u>Bonanza Grade Results</u>

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- <u>El Rey Extension</u>

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Mineral Properties – Cont'd

<u>*Penascudo Gold-Silver Property, Argentina*</u> *– Cont'd*

HISTORICAL OVERVIEW – (Cont'd)

- <u>Additional Gold Bearing Vein</u>

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- <u>Further Exploration</u>

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

> The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved.

On April 19, 2006, the Company announced that it continues to work towards a resolution.

During fiscal 2006 the Company incurred $104,746 in deferred exploration costs.

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property has been written-down to $1.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The Company is currently negotiating amendments to the letter of agreement with Golden Arrow Corporation to allow it to defer exploration commitments under the letter agreement pending legislative changes.

Peruvian Properties

On January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties.

The Company had the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property and the Mina Suyoc Property by completing a feasibility study within 8 years and issuing to each a total of 1,250,000 common shares of the Company over 60 months.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2007 and 2006, and last three audited fiscal years ended December 31, 2006, 2005 and 2004:

	Three months ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(76,298)	(290,367)	(1,484,944)*	(825,567)**	(553,640)
Basic and diluted loss per share	(0.003)	(0.01)	(0.06)	(0.04)	(0.03)
Total assets	49,764	684,785	56,291	676,067	920,430

* **includes $743,959 in mineral property written-down during the year.**
** **Includes $355,283 in mineral property written-off in fiscal 2005.**

RESULTS OF OPERATIONS

For the year ended December 31, 2006 the net loss was $1,484,944 or $0.06 per share compared to the net loss of $825,567 or $0.04 per share (79.9% increase) in 2005. The increase in the net loss of $659,377 was primarily due to an increase in mineral properties written down of $388,676 from $355,283 in 2005 to $743,959 during the current year and to an increase in non-cash compensation expense in 2006 of $328,627 (2005: $Nil). The company recorded non-cash compensation expense of $328,627 (2005: $Nil), which represents the estimated fair value of stock options granted during the year ended December 31, 2006. Significant decreases in expenditures were in professional fees of $67,048, office and miscellaneous of $20,733 management fees of $22,500, shareholder communication expenses of $33,274. These decreases were offset by increases in a provision made for taxes on flow-through shares of $18,517, filing fees of $5,618 due to SEDAR and TSX filing fees and travel and promotion of $15,719 due to PDAC attendance and trade shows and a decrease in deferred tax recovery of $47,875 with the balance of the decreases of $2,100 spread over the remainder of the expenses.

Current Quarter

For the three-months ended March 31, 2007 the net loss was $76,298 or $0.003 per share compared to the net loss of $290,367 or $0.01 per share (73.72% decrease) in 2006. The decrease in the net loss of $214,069 was primarily due to $197,706 in non-cash compensation expense. The company recorded non-cash compensation expense during the three months ended March 31, 2006 which represented the estimated fair value of stock options granted during the period ended and to a decrease in legal fees of $5,526, filing fees of $8,433 and shareholder communication expenses of $4,171. These decreases were offset by an increase in travel and promotion of $4,745 with the balance of the decreases, $2,978 spread over the remainder of the expenses.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the three-months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004:

	Three months ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		$	$	$	$
Accounting and audit fees	1,550	1,200	32,288	32,613	27,970
Increase (decrease) *	29.17	-	(1.00)	16.60	(22.41)
Amortization	570	828	3,311	4,434	4,737
Increase (decrease) *	(31.16)	-	(25.35)	(6.40)	71.82
Consulting fees	3,360	3,640	14,560	15,606	15,388
Increase (decrease) *	(7.69)	-	(6.70)	1.42	(70.81)
Filing fees	3,750	12.183	14,842	9,224	16,315
Increase (decrease) *	(69.22)	-	60.91	(43.46)	(22.92)
Interest	6,735	9,655	42,798	41,841	16,705
Increase (decrease) *	(30.25)	-	2.29	150.47	(75.85)
Legal	-	5,526	25,086	91,819	123,121
Increase (decrease) *	(100.00)	-	(72.68)	(25.42)	16.44
Management fees	24,000	24,000	96,000	118,500	66,000
Increase (decrease) *	-	-	(18.99)	79.50	-
Office and miscellaneous	5,771	5,845	41,694	62,427	52,753
Increase (decrease) *	(1.27)	-	(33.21)	18.34	7.74
Part X11.6 taxes	-	-	18,517	-	-
Increase (decrease) *	-	-	100.00	-	-
Rent	9,300	9,300	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Shareholder communications	10,079	14,250	48,848	82,122	76,738
Increase (decrease) *	(29.27)	-	(40.52)	7.01	(75.72)
Stock based compensation	-	197,706	328,627	-	75,067
Increase (decrease) *	N/A	N/A	N/A	N/A	(93.00)
Transfer agent	1,256	1,053	3,963	4,851	5,229
Increase (decrease) *	19.28	-	(18.31)	7.23	(14.25)
Travel and promotion	9,927	5,182	33,241	17,522	34,917
Increase (decrease) *	91.57	-	89.71	(49.82)	(58.55)

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD.

. Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2007	2006				2005		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(76,298)	(290,367)	(80,856)	(82,503)	(1,031,218)	(105,160)	(77,653)	(532,509)
Basic/diluted loss per share	(0.003)	(0.01)	(0.01)	(0.00)	(0.04)	(0.01)	(0.00)	(0.01)

The net loss of $1,012,701 for the quarter ended December 31, 2006, increased significantly compared to the net loss of $532,509 for the fourth quarter of the previous year which was mainly due to mineral property of $743,959 written-off in fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had a working capital deficiency of $1,399,045 (2006: $874,998).

Management anticipates raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During fiscal 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions.

As of March 3, 2006 the Company had completed $320,500 of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at December 31, 2006, an additional $260,759 had been received in subscription shares. It is the Company's intention to close this amount in the near future.

At March 31, 2007, the Company held cash on hand of $15,588 (2006: $5,003), accounts receivable of $21,555(2006: $17,853), prepaid expenses of $2,708 (2006: $Nil) and liabilities totalled $1,438,896 (2006: $897,854).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares Quantity	Common shares Amount	Contributed Surplus	Share Subscriptions	Accumulated Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Loss for the year	-	-	-	-	(76,298)	(76,298)
Balance, March 31, 2007	24,792,005	13,302,133	1,475,494	-	(16,166,759)	(1,389,132)

A summary of the status of the Company's warrants as of March 31, 2007 and 2006, and changes during the periods then ended is as follows:

	2007 Warrants	2007 Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006 and March 31, 2007	6,228,472	$ 0.121

At March 31, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

SHARE CAPITAL - CONT'D

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.150	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of March 31, 2006 is .70 years (2006 – 1.9)

Subsequent to March 31, 2007, 2,222,222 share purchase warrants at an exercise price of $0.15 expired unexercised.

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of March 31, 2007 and March 31, 2006 and changes during the periods then ended is presented below:

	March 31, 2007		March 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	1,788,853	$0.76
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(1,530,000)	(0.80)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,337,428	$0.28

The weighted average remaining life of all outstanding stock options is.86 years (2006 – 1.9).

At March 31, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

SHARE CAPITAL - CONT'D

Stock Option Plan –Cont'd

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,337,428		

At March 31, 2006, 2,337,428 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.55	April 6, 2006
2,078,575	0.25	February 9, 2008
2,337,428		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the three months ended March 31, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Management fees	$ 24,000	$ 24,000
Interest	6,687	9,655
Legal	-	5,526
	$ 30,687	$ 39,181

RELATED PARTY TRANSACTIONS - CONT'D

During the three months ended March 31, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $6,000) for geological consulting which is included in resource property costs.

At March 31, 2007, the Company owed $510,247 (2006 - $349,391) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $132,329 (2006: $146,493) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended March 31, 2007 was $6,687 (2006:$10,050). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

OUTSTANDING SHARE DATA

As at May 29, 2007 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at May 29, 2007 totalled 24,792,005 shares, granted options to directors and employees totalling 2,078,575 shares at a weighted average exercise price of $0.25 per share and had 4,006,250 warrants outstanding at a weighted average exercise price of $0.105 per share.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4000

RECEIVED
2007 AUG 22 A 4:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

82-41000

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold &Silver Ltd.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

82-4000

BALLAD GOLD & SILVER LTD.

gold & silver ltd.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***July 20, 2007***

PRIVATE PLACEMENT CLOSED

Further to its March 3, 2006 news release, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") **BGS – TSX.V** announces that it has completed a second tranche of its $1,000,000 private placement. Ballad has issued 5,185,735 units of its securities at $0.08 per unit raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units are restricted from trading until November 14, 2007.

BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

Per: ______________________
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ajb@balladnet.com.

82-4000

BALLAD
gold & silver ltd.

BALLAD GOLD & SILVER LTD.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***July 23, 2007***

DIRECTOR APPOINTED

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is pleased to announce that Mr. Luis Botto has been appointed to Ballad's Board of Directors. Mr. Botto will be managing Ballad's South American operations.

BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

Per: ______________________

Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ajb@balladnet.com.

82-4000

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

BALLAD GOLD & SILVER LTD.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 13th, 2007.

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   3,935,735 units at a price of $0.08 per unit, each unit comprised of one common share and one two-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.105 on or before July 13, 2009.

Exemption Relied On	Number of Securities
Section 2.10 of NI 45-106	1,440,000 units
Section 2.5 of NI 45-106	2,495,735 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	8	$0.08	$314,858.88
Total number of Purchasers	8		
Total dollar value of distribution in all jurisdictions (Canadian $)			$314,858.88

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 23rd, 2007.

BALLAD GOLD & SILVER LTD.
Name of issuer (please print)

Raymond Roland, Director – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Stephanie McAllister, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-4000

RECEIVED

2007 AUG 22 A 4:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 2, 2007

Item 3. **News Release**

News Release dated March 2, 2007 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces gives an update on its Peñascudo Property.

Item 5. **Full Description of Material Change**

The Issuer announces that it has been advised that the Provincial Government of Chubut, in Argentina, has passed new legislation extending the application of prior legislation that suspended exploration and mining activity in certain areas to now include the geographic area covering the Cerro Peñascudo Gold and Silver property in Chubut province, Argentina. The Issuer's Argentine representatives have now confirmed that no exploration or development can be conducted at Cerro Peñascudo while the legislation is in effect.

The Issuer had been carefully working to gain access for exploration after two surface rights holders challenged the Issuer's rights to explore at Peñascudo. After a lengthy legal process the issuer is pleased to report it has received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Issuer access to further explore at Peñascudo. Exploration is now subject to the new legislation.

The Issuer believes strongly in the exploration potential of Peñascudo. The Issuer is monitoring the legislation and has been advised that it may be favorably changed after October 2007 local elections in order to allow certain areas to be exempted from the mining and exploration ban.

The Issuer has made the government property maintenance payments for the first half of 2007. As a result of the legislation the Issuer has obtained a deferral of the exploration expenditures requirements from the Optionor, Golden Arrow Resources Corporation, to 9 months after the expiry of the legislation banning exploration and mining at Cerro Peñascudo.

The Peñascudo Gold & Silver Project is defined by its high-grade gold and silver values at the El Rey Vein. Prior exploration by the Issuer at the El Rey Vein returned chip samples as high as 1,365 grams per ton (39.81 ounces per ton) gold and 1,730 grams per ton (50.46 ounces per ton) silver within a 35 cm wide vein (true width). As previously reported by the Issuer sampling within this vein has ranged from 0.083 grams per ton gold to 1,365 grams per ton gold while silver has ranged from 1.5 grams per ton to 1,730 grams per ton.

The Issuer has the right to earn up to a 70% interest in the project from Golden Arrow, subject to a 1.5% NSR royalty by incurring US $1,800,000 in exploration expenditures on the property, a US$300,000 payment and issue of 500,000 shares. The Issuer can earn a further 15% interest for a total of 85% by funding a feasibility study.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2007.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4010

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 20, 2007

Item 3. **News Release**

News Release dated July 20, 2007 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has completed a second tranche of its $1,000,000 private placement.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has completed a second tranche of its $1,000,000 private placement. The Issuer has issued 5,185,735 units of its securities at $0.08 per unit raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.105 per share. The units are restricted from trading until November 14, 2007.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of July, 2007.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 23, 2007

Item 3. **News Release**

News Release dated July 23, 2007 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the appointment of a new director.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that Mr. Luis Botto has been appointed to the Issuer's Board of Directors. Mr. Botto will be managing the Issuer's South American operations.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of July, 2007.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

02-1010

Incorporation No. BC0075655

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BALLAD GOLD & SILVER LTD.

(the "Company")

TABLE OF CONTENTS

Incorporation No. BC075655

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BALLAD GOLD & SILVER LTD.

(the "Company")

PART 1– INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

> **"adjourned meeting"** means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;
>
> **"board"** and **"directors"** mean the directors or sole director of the Company for the time being;
>
> ***"Business Corporations Act"*** means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;
>
> ***"Interpretation Act"*** means the *Interpretation Act*, R.S.B.C. 1996, c. 238;
>
> **"trustee",** in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate and/or written acknowledgment of ownership representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 – ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares and to the *Business Corporations Act*, the Company may, if it is authorized to do so by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act.*

PART 6 – BORROWING POWERS

6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – ALTERATIONS

7.1 Alteration of authorized share structure

Subject to Article 7.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its issued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

7.2 Special rights and restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for and attach those special rights or restrictions to, the shares of any special class or series of shares, if none of those

shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class of series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

7.3 Change of name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

7.4 Other alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or ordinary resolution of its directors, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

PART 8 – GENERAL MEETINGS

8.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

8.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 8.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

8.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

8.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

8.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

8.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 9.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

9.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

9.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

9.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

9.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

9.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

9.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

9.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

9.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

9.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

9.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

9.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

9.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

9.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

9.14 Manner of taking a poll

Subject to Article 9.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

 (i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
 (ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

9.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

9.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

9.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

9.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

9.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

9.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

9.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

9.22 Meetings by telephone or other communications medium

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

(a) approved by resolution of the directors before the meeting is held; or

(b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations*

Act, provided, however, that nothing in this Section shall oblige the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 10 – VOTES OF SHAREHOLDERS

10.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the
notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6 When proxy provisions do not apply

If and for so long as the Company is a public company, Articles 10.7 to 10.13 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

10.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

10.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints .... or, failing that person, ..., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .... day of ...., ...

....

Signature of shareholder

10.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

10.12 Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

10.13 Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

10.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1 Number of directors

The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4.

11.2 Change in number of directors

If the number of directors is set under Articles 11.1(a)(i) or 11.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

11.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

11.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 8.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

12.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 8.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 8.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

12.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

12.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

12.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act*.

12.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.8 Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 8.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

12.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

13.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

13.6 Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

13.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10 Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

   (i) the power to fill vacancies in the board,
   (ii) the power to change the membership of, or fill vacancies in, any committee of the board, and
   (iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2 Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

14.4 Committee meetings

Subject to Article 14.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

15.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act.*

17.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6 Dividend bears no interest

No dividend bears interest against the Company.

19.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

PART 21 – EXECUTION OF INSTRUMENTS UNDER SEAL

21.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

PART 22 – NOTICES

22.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

  (i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

22.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

22.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

82-4008

TSX venture EXCHANGE

April 30, 2007

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Anthony:

Re: Ballad Gold & Silver Ltd. (the "Company") - Submission #123657
Alteration in Capital. Tier 2 Company.

TSX Venture Exchange has accepted for filing an increase to the Company's authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value. A special resolution with respect to the alteration in the Company's capital was approved by shareholders at the Annual and Special General Meeting held on July 15, 2005.

Please note that the Company is required to file their Rolling Stock Option Plan on a yearly basis. Please have the Company provide the Exchange with the filing in accordance to Policy 4.4; please include an Appendix 1A for our records.

This fax will be the only copy you receive. Should you have any questions, please call me at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\dr

cc: Ballad Gold & Silver Ltd., Via Fax: (604) 669-5886

File: ::ODMA\PCDOCS\DOCP\1852013\1

RECEIVED
2007 JUN 22 A 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4000

TSX venture EXCHANGE

July 20, 2007

VIA FACSIMILE: (604) 669-5886

Ballad Gold & Silver Ltd.
501-905 West Pender Street
Vancouver, B.C.
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sir\Madame:

Re: Ballad Gold & Silver Ltd. (the "Company") -#126950
- Stock Option Plans - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plans (the "Plans") for 2004 and for 2006, which was approved by the Company's shareholders at the Annual General Meetings that were held on August 27, 2004 and October 13, 2006. The Company has in place a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

If the Company is listed on NEX, the Company is to provide our office with a Notice of Proposed Stock Option Grant or Amendment (NEX Form D) at the end of each calendar month in which stock options are granted and abide by the restrictions of our NEX Policy with respect to stock option grants. The Exchange will not issue an acceptance letter upon the receipt of this form. This form is reviewed in conjunction with each grant to ensure that the grant is in compliance with NEX Policies. The Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Senior Analyst
Listed Issuer Services

JW\dr
File: ::ODMA\PCDOCS\DOCP\1901619\1

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIVED 2007 MAY 22 A 4:54 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 11, 2007

This Notice of Articles was issued by the Registrar on: May 11, 2007 03:13 PM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:	Delivery Address:
PO BOX 450 REVELSTOKE BC V0E 2S0 CANADA	320 9TH STREET EAST REVELSTOKE BC V0E 2S0 CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	Delivery Address:
4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA	4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	Delivery Address:
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

AUTHORIZED SHARE STRUCTURE

1	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: August 17, 2007 10:34 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 31, 2007 04:03 PM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
BOTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: August 17, 2007 10:34 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 31, 2007 04:03 PM Pacific Time**

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

Date of Change of Directors

July 23, 2007

New Director(s)

Last Name, First Name, Middle Name:
BOTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Director(s) as at July 23, 2007

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
BOTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

END